

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Mr. Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
19 Hamada Street, 5th Floor
Herzliya, Israel 46140

      Re: Fundtech Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed May 28, 2010
             File No. 000-29634

Dear Mr. Ben Menachem:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Patrick Gilmore
                        Accounting Branch Chief